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WESTERN FOREST PRODUCTS INC.
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
Telephone: 250 748 3711
Facsimile: 250 748 6045

WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE TSX: WEF

Western Forest Products Comments on Central and North Coast Land Use Decisions

Vancouver, February 7, 2006 – The British Columbia Government today announced land use decisions for the Central and North Coast that detail a vision for the use and management of public lands and resources in the region. The decisions pave the way for finalizing government to government land use agreements with First Nations. This decision is the outcome of negotiations over a number of years and involved interested stakeholders including the Government of BC, First Nations, environmental groups, local communities and forest industry representatives. Western Forest Products (TSX:WEF) interests have been represented through its membership of the Coast Forest Conservation Initiative, an industry group involved in the Plan negotiations. The decision affects approximately 6.4 million hectares of land along the Central and North Coast areas of BC and will result in more than one third of the land area being unavailable to logging. The areas available to logging will be managed under an ecosystem-based management framework.

Commenting on the Plan, Reynold Hert, President and Chief Executive Officer noted “The certainty of knowing where we can operate, the certainty of knowing what areas are permanently protected, and the certainty for our customers that we will continue to produce forest products from the BC Coast free from market campaigns is a hallmark of success.”

Western’s current Allowable Annual Cut of timber (“AAC”) in the Central and North Coast region is approximately 615,000 cubic metres. It is anticipated that this will be reduced once Protected Areas are established and ecosystem based management is fully implemented. Western has not been harvesting its full AAC in this region for a number of years due to temporary reductions put in place during the negotiation period and uncertainty around operating areas. Western does not anticipate a significant change in the current harvest rate in comparison to the harvest in recent years as a result of this decision. The land use decision, which will include ongoing negotiations with stakeholders, is expected to be fully implemented by 2009.

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Western Forest Products
Western is an integrated Canadian forest products company and currently the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, and value-added remanufacturing. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 25 countries worldwide. Following the completion of Western’s previously announced acquisitions of Cascadia Forest Products Ltd. and Tree Farm Licence 37, both of which are subject to regulatory approval and expected to close in the first quarter of 2006, Western expects to be the largest Coastal woodland operator and lumber producer with an AAC of approximately 7.7 million cubic meters and lumber capacity in excess of 1.5 billion board feet. The final pulp production run at the Squamish pulp mill on January 26, 2006 followed by its closure on March 9, 2006 will also result in the Company exiting the pulp business.

Forward Looking Statements
This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form, under the “Risk Factors” section of Western’s Form 20-F/A and under the “Risk Factors” section of the final prospectus identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

Contacts:
For further information, please contact:

Reynold Hert (250) 715-2207 President & CEO	Paul Ireland (250) 715-2209 CFO